

May 26, 2016

<u>Via Email</u>
Kathy Willard
Chief Financial Officer
Live Nation Entertainment, Inc.
9348 Civic Center Drive
Beverly Hills, California 90210

      Re: **Live Nation Entertainment, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2015
                Filed February 25, 2016
                File No. 001-32601

Dear Ms. Willard:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Lyn Shenk for

                      Andrew Mew
                      Senior Assistant Chief Accountant